Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change December 10, 2009
Item 3	News Release The news release dated December 10, 2009 was disseminated through Marketwire’s Canada and US Investment, Continental Europe Finance and UK Financial, Mining and Media Analysts Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. provided an update on progress and expected production levels for 2010 at its wholly-owned Pirquitas Mine in Argentina which achieved commercial production effective December 1, 2009.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated December 10, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 10th day of December, 2009

December 10, 2009	News Release 09-38

PIRQUITAS SILVER MINE PRODUCTION GUIDANCE FOR 2010

Vancouver, B.C. – Silver Standard Resources Inc. provides an update on progress and expected production levels for 2010 at its wholly-owned Pirquitas Mine in Argentina which achieved commercial production effective December 1, 2009.

The mine is operating as planned and the mill continues to process oxide and transitional ore until the sulphide ore currently being exposed from the open pit is processed starting in the first quarter of 2010.  Due to the transition from oxide and transitional ore to sulphide ore in the first quarter, the company estimates full year production of silver to be 7 million ounces, and tin production to be 2 million pounds.  Average operating costs for 2010 are expected to be approximately US$9.00 per ounce of silver net of tin credits.  The company expects to achieve name plate production levels of approximately 8 to 10 million ounces of silver per year starting in 2011.  Costs per ounce of silver are expected to decline as silver production increases.

A conference call with management to review progress at the Pirquitas Mine and to discuss the Snowfield and Brucejack mineral resource updates (see News Release dated December 1, 2009) will be held on Thursday, December 10, 2009 at 11:00 a.m. EST.

Toll-free in North America:                                            (866) 816-1982
All other calls:                                                                 (913) 312-0398

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/eventdetail.cfm?eventid=75410.

The call will be archived and available at www.silverstandard.com after December 10, 2009.

Audio replay will be available for one week by calling:

Toll-free in North America:                                                  (888) 203-1112, replay passcode 4831338.
Overseas callers may dial:                                                    (719) 457-0820, replay passcode 4831338.

For further information, contact:

Robert A. Quartermain, President & CEO Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, mineral reserve and resource estimates, estimates and expectations of future mineral production, expectations regarding the ramp-up, design, tin circuit integration, mine life, production and costs per ounce of silver at the Pirquitas Mine, future plans or future revenues, and the timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in Canadian Securities legislation and the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets including changes in the development of a secondary market for Canadian asset backed commercial paper restructured notes, changes in prices for the company’s mineral products or increases in input costs, variances in ore grade, mill throughput, or recovery rates from those assumed in mining plans, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in places where the company does business, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s Form 20-F and other filings with Canadian regulators and the Securities and Exchange Commission. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.